FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telefónica, S.A.

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Item		Number

1.	Telefónica — Pan European Collaboration with Vodafone	5

TELEFÓNICA AND VODAFONE ANNOUNCE MILESTONE
PAN EUROPEAN COLLABORATION
•	Companies to share network infrastructure in Germany, Spain, Ireland and the UK with detailed discussions ongoing in the Czech Republic

•	Agreements anticipated to deliver cost efficiencies of hundreds of millions of euros for each company over 10 years

•	Further savings in related areas being explored
Madrid & Newbury, 23 March 2009. — Telefónica and Vodafone, two of the world’s largest telecommunications operators, today announce a wide-ranging strategic programme to share mobile network assets across selected European operations.
As part of the collaboration, Telefónica and Vodafone are actively exploring opportunities to cooperate in related areas such as the provision of transmission services.
Telefónica and Vodafone will use the agreements to aid the roll out of their respective networks, enhancing service quality for customers in the longer term. The agreements will also reduce the environmental impact of both companies’ roll out activities, due to the consolidation of existing sites and joint build of new sites.
The programme is expected to deliver significant business benefits in the process, including the generation of cost savings amounting to hundreds of millions of euros for both companies over the next 10 years.

The infrastructure sharing initiatives are broadly expected to enable both companies to

–	Offer enhanced quality of service levels within the network footprint to improve customers’ mobile experience as well as support the delivery of services such as mobile broadband to a greater number of customers across a wider coverage area

–	Reduce the environmental impact of the network by lowering the number of sites required by each company

–	Reduce network operating costs

–	Continue to manage their traffic independently

–	Jointly build new sites where opportunities exist
Matthew Key, CEO of Telefónica Europe, commented: “In a fast changing business climate, operators need to look at different ways to serve customers both now and in the future. This industry-leading collaboration means that Telefónica and Vodafone will continue to compete strongly against each other in local markets, while giving our customers enhanced mobile coverage in more places, using fewer mast sites. This will also create significant benefits for Telefónica shareholders. We are actively exploring additional areas for cooperation and, by reducing our costs in areas of the business that customers don’t see, we can ensure that we invest in areas they truly value.
Michel Combes, CEO, Vodafone Europe, said: “Vodafone has led the market in developing effective network sharing business models, and continues to drive the scale and scope of such agreements. This is a further example of Vodafone’s ongoing commitment to deliver the highest levels of service quality for our customers while delivering greater cost efficiencies to the business. This move will enable us to focus our resources on developing more innovative and market leading services while delivering on our pledge to reduce the environmental impact of our network roll out.”
Delivering Benefits to Customers
Under the programme, customers in these selected markets can expect to benefit from long-term improvements to coverage, particularly for services such as mobile broadband. By reducing network costs, both companies will be able to continue to invest in developing innovative products and services for customers.

The joint building of new sites and/or consolidation of existing 2G and 3G mast sites, with one site housing the equipment of both companies where previously two would have been used, is expected to lead to a significant reduction in the total number of masts in operation and reduced environmental impact, compared to both companies expanding their networks separately.
The collaboration will also enable both companies to enhance service quality within the network footprint at a faster rate than before, and help to deliver services such as mobile broadband to a wider population.
Shared efficiencies
Where opportunities exist, long-term cost and operational efficiencies will be realised through jointly building new sites and consolidating existing masts and antennas.
There will be reduced capital and operating expenditure arising from the fewer number of sites required, with significant savings anticipated by both companies over 10 years.
In addition, further areas of co-operation are actively being explored on a market by market basis, such as sharing of transmission infrastructure, among others.
Further Detail:
Germany: Both companies to share existing 2G and 3G sites. Shared masts can also be used for microwave backhaul.
Ireland: Both companies to open all network sites for sharing by the other party. New build will also be conducted jointly where roll-out plans are aligned.
Spain: Both companies to extend existing site share agreement from 2007, which includes the shared usage of power, cabinets and mast. To date 2,200 sites are shared under this agreement. During 2009 and 2010 additional sites will be included.
UK: Both companies to focus on joint build of new sites and consolidation of existing 2G and 3G sites.
-ends-

NOTES TO EDITORS
Principles of network sharing: In the UK and Ireland, the elements of the network to be shared include: masts, antennas, sites, cabinets and power supply. The network electronics Nodes B (3G), BTS (2G) and the radio network controllers which are linked to the core network are to remain independent. In Germany and Spain, masts and cabinets are shared, along with power supply.
About Vodafone
The Vodafone Group is the world’s leading international mobile communications group with approximately 289 million proportionate customers as of 31 December 2008. Vodafone currently has equity interests in 27 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com.
About Telefónica
Telefónica is one of the world’s largest telecommunications operators by market capitalisation. Its activities are centred mainly on the fixed and mobile telephony businesses, while its broadband business is the key growth driver underpinning both. It operates in 24 countries and has a global customer base of 260 million. Telefónica’s growth strategy is focused on the markets in which it has a strong foothold: Spain, Europe and Latin America. Telefónica is a 100% private company, with more than 1.5 million direct shareholders.

Vodafone Group Contacts:
Vodafone Group	Vodafone Group
Media Relations	Investor Relations
Tel: +44 (0) 1635 664444	Tel: +44 (0) 1635 664447

Telefónica S.A. Contacts:
David Nicholas	Miguel Garzón
Director of Communications	Director of International Communications
Telefónica Europe plc	Telefónica, S.A.
david.nicholas@o2.com	magarzon@telefonica.es
t: +44 (0) 771 575 9176	t : +34 91 482 36 28

Vodafone Disclaimer:
This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to Vodafone’s expectations and future performance resulting from the proposed transaction. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. In particular, such forward-looking statements include, but are not limited to, statements with respect to expected network rollout and coverage, product and service offerings, network performance, the realisation of cost and operational efficiencies and associated cost savings, reductions in capital and operating expenditure, reductions in masts and the expected number of shared sites. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, risks involving Vodafone’s ability to realise the expected benefits associated with the transaction, the impact of legal or other proceedings, and continued growth in the market for mobile services and general economic conditions in Europe, in particular the UK and Ireland. Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Principal Risk Factors and Uncertainties” in Vodafone Group Plc’s Annual Report for the year ended 31 March 2008 and “Other Information — Forward-Looking Statements” in Vodafone Group Plc’s Half-Year Financial Report for the six months ended 30 September 2008. No assurances can be given that the forward-looking statements in this press release will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.
Telefónica Disclaimer
This document contains statements that constitute forward looking statements of the Company or its management, including statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.
Such forward looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.
Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this communication. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this communication including without limitation changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s prospectus as well as periodic filings made with the relevant financial regulatory authorities.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: March 23rd, 2009	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors